April 2, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. John Ganley and Ms. Lauren Hamilton

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation –Registration Statement on Form N-2 (File No. 333-225373)

Dear Mr. Ganley and Ms. Hamilton:

On behalf of Owl Rock Capital Corporation (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on April 2, 2019 regarding the Company’s registration statement on Form N-2 (File No. 333-225375) (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on March 15, 2019. The Staff’s comment is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response are set forth in Pre-Effective Amendment No. 4 to the Registration Statement, filed with the SEC concurrently herewith.

1.

Comment: On page 2 of the Prospectus, in the fifth paragraph, the reference to “assets” when describing the asset coverage ratio is vague. Please provide more specific language similar to the language that is included on page 55 of the Prospectus.

Response: As requested by the Staff, the Company has revised the disclosure on page 2 of the Prospectus to be more specific.

2.	Comment: If the Company enters into a total return swap, how will the Adviser receive fees?

Response: The Company respectfully advises the Staff that it is not currently contemplating a total return swap. At such time as the Company does propose to enter into a total return swap, the Company will discuss its approach with the Staff.

3.	Comment: Does the adviser have the ability to recoup amount waived pursuant to the fee waiver entered into on February 27, 2019?

Response: No, the Adviser may not recoup amounts waived pursuant to the fee waiver entered into on February 27, 2019.

4.	Comment: Please disclose beginning and end of period balances for both restricted and unrestricted cash as required by ASC 230-10-45-4.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mr. Ganley and Ms. Hamilton

U.S. Securities and Exchange Commission

April 2, 2019

Response: The Company confirms to the Staff that on a going-forward basis, it will disclose the beginning and end of period balances for both restricted and unrestricted cash as required by ASC 230-10-45-4.

5.

Comment: Please explain what the $8.1 million receivable from a controlled affiliate is for. Further, please explain where this off-setting liability is reflected in the selected balance sheet information for Sebago Lake at December 31, 2018.

Response: The Company advises the Staff that its $8.1 million receivable from a controlled affiliate is attributable to $4.9 million of loan origination and structuring fees received from its controlled affiliate Sebago Lake LLC (“Sebago Lake”) and $3.2 million of dividend income received from Sebago Lake. The off-setting liability is reflected in Sebago Lake’s selected balance sheet information as “Loan origination and structuring fees payable” and “Distributions payable.” The “Distribution payable” is $6.4 million, of which, the Company received half.

6.

Comment: In the statement of changes in net assets, amounts from prior years were consolidated for comparative purposes but were not footnoted and therefore do not adhere to the Staff’s view from the December 20, 2018 Investment Company Expert Panel Meeting. Please explain why the company chose to present that statement of changes in net assets and statement of assets and liabilities in this format given the Staff’s guidance. In addition, please confirm the auditors are okay with this approach.

Response: The Company respectfully believes it adheres to the disclosure requirements pursuant to Regulation S-X. The Company notes footnote 10 of the financial statements details the components of total distributable earnings on a tax basis as of December 31, 2018 and 2017. The Company concluded that the components of total distributable earnings on a tax basis as of December 31, 2017 were not materially different from the components of total distributable earnings on a book basis as of December 31, 2017. In 2017 and 2016, the Company notes all distributions were from net investment income, therefore no changes were required for the distributions presented in the statements of changes in net assets for the years ended December 31, 2017 and 2016. The Company confirms to the Staff that on a going forward basis it will comply with the Staff’s view. The Company confirms to the Staff that KPMG LLP, the Company’s independent registered accounting firm, has reviewed this disclosure.

7.	Comment: In “Note 6, Debt”, please provide more specificity as to which LIBOR is used (1, 3 or 6 months etc.).

Response: The Company respectfully advises the Staff on a supplemental basis that the LIBOR tenor of its Debt varies, it is all currently at the 1-month LIBOR rate.

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Mr. Ganley and Ms. Hamilton

U.S. Securities and Exchange Commission

April 2, 2019

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus